# Merrill Lynch International

## Form SBSE-A

Supplemental Filing Attachment:

**Response to Schedule B, Section II**

**November 1, 2021**

**Merrill Lynch International - Response to Question 13A of Form SBSE-A with respect to the nature of the arrangement with the Firm with respect to books or records**

| | |
|---|---|
| **Firm or Organization Name** | Workday, Inc |
| **Business Address** | |
| **Effective Date** | 11/1/2021 |
| **Termination Date** | |
| **Individual Name** | |
| **CRD, NFA, and/or IARD Number (if any)** | |
| **Business Address (if applicable)** | 6110 STONERIDGE MALL RD, Pleasanton, CA 94588 |
| **Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).** | Personnel Records, including but not limited to questionnaires or applications for employment and a listing of associated persons and their work location. |

| | |
|---|---|
| **Firm or Organization Name** | Markit North America, Inc |
| **Business Address** | |
| **Effective Date** | 11/1/2021 |
| **Termination Date** | |
| **Individual Name** | |
| **CRD, NFA, and/or IARD Number (if any)** | |
| **Business Address (if applicable)** | 450 West 33rd Street, 5th Floor, New York, NY 10001 |
| **Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).** | Compliance Records, including but not limited to documentation of compliance with business conduct standards, disclosures, and notifications. |

| | |
|---|---|
| **Firm or Organization Name** | Micro Focus, LLC |
| **Business Address** | |
| **Effective Date** | 11/1/2021 |
| **Termination Date** | |
| **Individual Name** | |
| **CRD, NFA, and/or IARD Number (if any)** | |
| **Business Address (if applicable)** | 4555 Great America Pkwy Santa Clara , CA , 95054-1243 |
| **Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).** | Communication Records, including but not limited to electronic communications. |

| Firm or Organization Name | Proofpoint, Inc. |
| --- | --- |
| Business Address | |
| Effective Date | 11/1/2021 |
| Termination Date | |
| Individual Name | |
| CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) | 892 Ross Drive, Sunnyvale, CA 94089 |
| Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A). | Communication Records, including but not limited to electronic communications. |

| Firm or Organization Name | Bank of America, N.A. (including branches in London and Hong Kong) |
| --- | --- |
| Business Address | |
| Effective Date | 11/1/2021 |
| Termination Date | |
| Individual Name | |
| CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) | 100 North Tryon Street, Charlotte, NC 28255 |
| Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A). | Financial Records, Personnel Records, Trading Records, Registration Documents, Compliance Records, Communications, and Account Records. |

| Firm or Organization Name | Merrill Lynch Global Services Pte. Ltd |
| --- | --- |
| Business Address | |
| Effective Date | 11/1/2021 |
| Termination Date | |
| Individual Name | |
| CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) | 2 Harbourfront Place #02-01, Singapore, 098499 |
| Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A). | Financial Records, Personnel Records, Trading Records, Registration Documents, Compliance Records, Communications, and Account Records. |

| | |
|---|---|
| **Firm or Organization Name** | BofA Securities Japan Co., Ltd. |
| **Business Address** | |
| **Effective Date** | 11/1/2021 |
| **Termination Date** | |
| **Individual Name** | |
| **CRD, NFA, and/or IARD Number (if any)** | |
| **Business Address (if applicable)** | Nihonbashi 1-chome Building 1-4-1 Nihonboshi, Tokyo, Japan, 103-8230 |
| **Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A).** | Financial Records, Personnel Records, Trading Records, Registration Documents, Compliance Records, Communications, and Account Records. |